SCHEDULE 13G
Under the Securities Exchange Act of 1934

Folix Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

34430N108
(CUSIP Number)

March 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34430N108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gregory Corcoran

2.	Check the Appropriate Box if a Member of a Group
(a)
(b)

3.	SEC Use Only.

4.	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,000,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,000,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11.	Percent of Class Represented by Amount in Row (9): 55.5%

12.	Type of Reporting Person: IN (Individual)

Item 1.
(a)	Name of Issuer: Folix Technologies, Inc.
(b)	Address of issuer's principal executive offices: 205-1072 Davie St. Vancouver, BC Canada, V6E 1M3

Item 2.
(a)	Name of Person Filing: Gregory Corcoran
(b)	Address of Principal Business Office or, if none, Residence: 205-1072 Davie St. Vancouver, BC V6E 1M3
(c)	Citizenship: Canadian
(d)	Title of Class of Securities: Folix Technologies, Inc. Common Stock
(e)	CUSIP Number: 34430N108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(g)	[ X ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 4,000,000.
	(b)	Percent of class: 55.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 4,000,000
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 4,000,000
		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2004 /s/ G L Corcoran Gregory Corcoran, President